

April 30, 2013

Via E-mail
Christian Chabot
Chief Executive Officer
Tableau Software, Inc.
837 North 34th Street, Suite 200
Seattle, WA 98103

> **Re:** **Tableau Software, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 19, 2013**
> **File No. 333-187683**

Dear Mr. Chabot:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Our references to our prior comments refer to our letter dated April 11, 2013.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 76

1. We have reviewed your letter dated April 18, 2013 in response to prior comments 18 and 20 of our letter dated March 12, 2013. In light of the preliminary price range and the previous valuations of your common stock, please provide us with additional details explaining the increase in the fair value of your common stock. In this regard, please address the following items.

- We note that the preliminary price range was based on high-growth public technology companies that do not have business models similar to the company's and that the company's historic valuations was based on more mature public technology companies whose business model is similar to the company's. Considering the different growth rates and substantially greater market multiples derived from the comparable companies used to determine the preliminary price range, please tell us your consideration for re-evaluating your previous valuations based on these comparable companies from December 2012 through March 2013 considering you disclose on page 83 that in the fourth quarter of 2012, you began discussions with investment banks in preparation for a potential initial public offering.

- Please provide us with a comparison of the market multiples of the comparable companies used in determining the preliminary price range and the market multiples of the comparable companies used in the historic valuations.

- We note certain factors that contributed to the increase in the fair value of the company's common stock including the successful release of Tableau 8.0 in March 2013 and the achievement of the second-highest quarterly revenues in the company's history. Please tell us whether you considered the successful release of Tableau 8.0 in your previous valuations and if not, please provide the reasons why. Please also tell us why the achievement of the second-highest quarterly revenues was a factor contributing to the increase in the fair value of your common stock in determining the preliminary price range considering the fourth quarter of 2012 had the highest amount of revenues in the company's history.

Business

Intellectual Property, page 107

2. We note your response to prior comment 5 regarding your licensing agreement with Stanford. Please clarify that if either Tableau or Stanford declines to join in an enforcement action and share in litigation costs, that party will not be able to share in any recovery.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Jodie Bourdet, Esq.
        Cooley LLP